UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

iBASIS, INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	04-3332534
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

20 Second Avenue Burlington, MA	01803
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock	NASDAQ Global Market

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.    ☒

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.    ☐

Securities Act registration statement file number to which this form relates:	Not Applicable
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

iBASIS, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                    Description of Registrant’s Securities to be Registered.

On July 30, 2009, the Board of Directors of iBasis, Inc. (the “Company”) declared a dividend distribution of one right (each, a “Right”) for each outstanding share of common stock, par value $0.001, of the Company (the “Common Shares”).  The dividend is payable on August 10, 2009 to holders of record as of the close of business on August 10, 2009 (the “Record Date”).

The following is a summary description of the Rights.  This summary is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement, dated as of July 30, 2009, by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), a copy of which is attached as Exhibit 4.1 to the Company’s Current report on Form 8-K, filed on July 30, 2009, and is incorporated herein by reference (the “Rights Agreement”).

1.                                    Issuance of Rights

Each holder of Common Shares as of the Record Date will receive a dividend of one Right per Common Share.  One Right will also be issued together with each Common Share issued by the Company after the Record Date and prior to the Distribution Date (as defined in Section 2 below), and in certain circumstances, after the Distribution Date.  New certificates (or, if uncertificated, ownership statements in lieu thereof) for Common Shares issued after the Record Date will contain a notation incorporating the Rights Agreement by reference.

Until the Distribution Date:

•                                          the Rights will not be exercisable;

•                                          the Rights will be evidenced by the certificates for Common Shares (or by the ownership statements issued with respect to uncertificated Common Shares) and not by separate rights certificates; and

•                                          the Rights will be transferable by, and only in connection with, the transfer of Common Shares.

2.                                    Distribution Date; Beneficial Ownership

The Rights are not exercisable until the Distribution Date.  As of and after the Distribution Date, the Rights will separate from the Common Shares and each Right will become exercisable to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (each whole share, a “Preferred Share”) at a purchase price of $10.00 (such purchase price, as may be adjusted, the “Purchase Price”).  This portion of a Preferred Share would give the holder thereof approximately the same dividend, voting, and liquidation rights as would one Common Share.

The “Distribution Date” is the earliest of:

•                                          10 days following a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the outstanding Common

Shares then outstanding (or, in the case of a person that had beneficial ownership of 15% or more of the outstanding Common Shares on the date the Rights Agreement was executed, by obtaining beneficial ownership of any additional Common Shares) other than as a result of repurchases of Common Shares by the Company;

•                                          10 business days (or such later date as the Board of Directors of the Company shall determine prior to the time a person becomes an Acquiring Person) after the commencement by or on behalf of any person (other than the Company or certain related entities) of a tender or exchange offer, if (a) such tender offer or exchange offer has not commenced as of the date of the Rights Agreement, and (b) upon consummation thereof, such person would become an Acquiring Person; and

•                                          immediately prior to the acceptance for payment of the Common Shares tendered pursuant to any tender offer or exchange offer commenced by or on behalf of any person (other than the Company or certain related entities) prior to, and pending as of, the date of the Rights Agreement, if upon consummation thereof such person would become an Acquiring Person.

A person will be deemed to “beneficially own” any Common Shares if such person or any affiliated or associated person of such person:

•                                          is considered a “beneficial owner” of the Common Shares under Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended and as in effect on the date of the Rights Agreement;

•                                          has the right to acquire the Common Shares, either immediately or in the future, pursuant to any agreement, arrangement, or understanding (other than a customary underwriting agreement relating to a bona fide public offering of the Common Shares) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, except that a person will not be deemed to be a beneficial owner of (a) Common Shares tendered pursuant to a tender or exchange offer by or on behalf of such person or any affiliated or associated persons of such person until the tendered Common Shares are accepted for purchase or exchange, (b) securities issuable upon exercise of a Right before the occurrence of a Triggering Event (as defined in Section 5 below), or (c) securities issuable upon exercise of a Right after the occurrence of a Triggering Event if the Rights are originally issued Rights or were issued in connection with an adjustment to originally issued Rights;

•                                          has the right to vote or dispose of the Common Shares pursuant to any agreement, arrangement, or understanding (other than a right to vote arising from the granting of a revocable proxy or consent that is not also then reportable on a Schedule 13D); or

•                                          has an agreement, arrangement, or understanding with another person who beneficially owns Common Shares and the agreement, arrangement, or understanding is for the purpose of acquiring, holding, voting, or disposing of any securities of the Company (other than customary underwriting agreements relating to a bona fide public offering of Common Shares or a right to vote arising from the granting of a revocable proxy or consent that is not also then reportable on a Schedule 13D).

3.                                    Issuance of Rights Certificates

As soon as practicable after the Distribution Date, the Rights Agent will mail rights certificates to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will evidence the Rights.

4.                                    Expiration of Rights

The Rights will expire on the earliest of (a) 5:00 P.M., New York City time, on July 30, 2010, (b) the time at which the Rights are redeemed (as described in Section 6 below), and (c) the time at which the Rights are exchanged in full (as described in Section 7 below).

5.                                    Change of Exercise of Rights Following Certain Events

The following described events are referred to as “Triggering Events”:

(a)           Flip-In Event.  In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, other securities, cash, or other assets of the Company) having a value equal to two times the Purchase Price.  Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void.

(b)           Flip-Over Events.  In the event that, at any time after a person has become an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the continuing or surviving corporation or other entity, (ii) the Company engages in a merger or other business combination transaction in which the Company is the continuing or surviving corporation and the Common Shares of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price.

6.                                    Redemption

At any time prior to such time as any person becomes an Acquiring Person, the Board of Directors of the Company may direct the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Shares, or other consideration deemed appropriate by the Board of Directors of the Company).  Immediately upon the action of the Board of Directors of the Company directing the Company to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

7.                                    Exchange of Rights

At any time after a person becomes an Acquiring Person, the Board of Directors of the Company may direct the Company to exchange the Rights (other than Rights owned by such person or certain related parties, which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).  The Company may substitute Preferred Shares (or shares of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) for Common Shares at an initial rate of one one-hundredth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) per

Common Share.  Immediately upon the action of the Board of Directors of the Company directing the Company to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of Common Shares (or one one-hundredth of a Preferred Share or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) equal to the number of Rights held by such holder multiplied by the exchange ratio.

8.                                    Adjustments to Prevent Dilution; Fractional Shares

The Board of Directors of the Company may adjust the Purchase Price, the number of Preferred Shares or other securities or assets issuable upon exercise of a Right, and the number of Rights outstanding to prevent dilution that may occur (a) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Shares, (b) in the event of a stock dividend on, or a subdivision or combination of, the Common Shares, (c) if holders of the Preferred Shares are granted certain rights, options, or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (d) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional Preferred Shares will be issued (other than fractions that are integral multiples of one one-hundredth of a Preferred Share), and in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

9.                                    No Stockholder Rights Prior to Exercise; Tax Considerations

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company or in the event of the redemption of the Rights as set forth in Section 6 above.

10.                             Amendment of Rights Agreement

As long as the Rights are then redeemable, the Company may supplement or amend any provisions of the Rights Agreement in any respect without the approval of any holders of the Rights.  At any time when the Rights are no longer redeemable, the Company may supplement or amend the Rights Agreement without the approval of any holders of Rights in order to (a) cure any ambiguity, (b) correct or supplement any provisions contained therein which may be defective or inconsistent with any other provisions therein, (c) shorten or lengthen any time period thereunder, or (d) change or supplement the provisions thereunder in any manner which the Company may deem necessary or desirable; provided, however, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person and certain of their transferees), and no such amendment may cause the Rights again to become redeemable or cause the Rights Agreement again to become amendable other than in accordance with this sentence.

Item 2.                    Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description
3.1

Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2009).

3.2

First Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 21, 2007 (file no. 333-148307)).

3.3	Second Amended and Restated By-Laws of the Company (incorporated by reference from Exhibit 3.01 to the Company’s Current Report on Form 8-K filed on October 5, 2007 (file no. 000-27127)).

3.4

Amendment No. 1 to the Second Amended and Restated By-Laws of the Company (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 14, 2007 (file no. 000-27127)).

4.1

Rights Agreement, dated as of July 30, 2009, by and between the Company and Computershare Trust Company, N.A., as rights agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

iBASIS, INC.

	By:	/s/ Ofer Gneezy
	Name:	Ofer Gneezy
	Title:	President and Chief Executive Officer

Date: July 30, 2009

EXHIBIT INDEX

Exhibit Number	Description
3.1

Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2009).

3.2

First Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 21, 2007 (file no. 333-148307)).

3.3	Second Amended and Restated By-Laws of the Company (incorporated by reference from Exhibit 3.01 to the Company’s Current Report on Form 8-K filed on October 5, 2007 (file no. 000-27127)).

3.4

Amendment No. 1 to the Second Amended and Restated By-Laws of the Company (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 14, 2007 (file no. 000-27127)).

4.1

Rights Agreement, dated as of July 30, 2009, by and between the Company and Computershare Trust Company, N.A., as rights agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2009).